Exhibit 99.1

HaNechoshet 10, Tel-Aviv, 6971072

Israel

June 30, 2023

Dear Shareholder:

You are cordially invited to attend the annual general meeting (the “Meeting”) of the shareholders of Medigus Ltd. (the “Company”), to be held on Monday, August 7, 2023, beginning at 5:00 PM, Israel time (10:00 AM Eastern time), at the offices of Meitar | Law Offices, 16 Abba Hillel Silver Rd. Ramat Gan, Israel 5250608, or at any adjournments thereof.

The Company’s formal notice of the Meeting and the proxy statement for the Meeting (the “Proxy Statement”) appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on Thursday, July 6, 2023, are entitled to notice of, and to vote at, the Meeting and any adjournments thereof. The Company’s board of directors recommends a vote “FOR” all of the matters set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours,

Eliyahu Yoresh
Chairman of the Board of Directors

MEDIGUS LTD.

HaNechoset 10, Tel-Aviv, 6971072, Israel

PROXY STATEMENT

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on August 7, 2023

Notice is hereby given to the holders of ordinary shares, of no par value (the “Ordinary Shares”), and to holders of American depository shares, evidenced by American depositary receipts, each representing fifteen (15) Ordinary Shares, issued by The Bank of New York Mellon (“ADSs” and “ADRs”, respectively), of Medigus Ltd. (the “Company”) in connection with the solicitation by the board of directors (the “Board”) of proxies for use at the annual general meeting of shareholders (the “Meeting”), to be held on August 7, 2023, at 5:00 PM Israel time (10:00 AM Eastern time) at the offices of Meitar | Law Offices, 16 Abba Hillel Silver Rd. Ramat Gan, Israel 5250608, or at any adjournments thereof.

The agenda for the Meeting is to consider the approval of the following:

1.	Approval of the re-election of Mr. Eli Cohen to serve as a director of the Company;

2.	Approval of a grant of restricted share units (“RSUs”) to the Company’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the Company’s directors; and

3.	Approval and ratification of the re-appointment of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, our independent auditors for the year ending December 31, 2023, and its service until the next annual general meeting of shareholders to be held in 2024.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the consolidated financial statements of the Company for the fiscal year ended December 31, 2022.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

The Board recommends that shareholders vote in favor of each of the above proposals, which will be described in the proxy statement to be made available to the Company’s shareholders.

Only shareholders and ADR holders of record at the close of business on Thursday, July 6, 2023, shall be entitled to receive notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, shareholders and ADR holders who will not attend the Meeting in person are urged to vote with respect to proposals by means of a proxy card. Holders of Ordinary Shares must submit their proxies to the Company’s offices no later than four (4) hours prior to the Meeting (i.e., 1:00 PM (Israel time) on August 7, 2023) with a proof of ownership on the Record Date in accordance with the Israel Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. ADR holders should return their proxies by the date set forth on the form of proxy. Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter was furnished to the U.S. Securities and Exchange Commission (the “Commission”) under cover of Form 6-K and is available on the Commission’s website at www.sec.gov. Such proxy statement will also be available on the Company’s website at www.medigus.com.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with Ms. Tali Dinar (Tel: +972-3-689-9124).

By Order of the Board of Directors,

Eliyahu Yoresh
Chairman of the Board of Directors

Tel-Aviv, Israel

June 30, 2023

MEDIGUS LTD.

HaNechoshet 10, Tel-Aviv, 6971072, Israel

Tel: +972-3-689-9124

PROXY STATEMENT

General Information

This proxy statement (the “Proxy Statement”) is furnished to the holders of ordinary shares, of no par value (the “Ordinary Shares”), and to holders of American depository shares evidenced by American depositary receipts, each representing fifteen (15) Ordinary Shares, issued by The Bank of New York Mellon ((“ADSs”) and “ADRs”, respectively), of Medigus Ltd. (the “Company”) in connection with the solicitation by the board of directors (the “Board”) of proxies for use at the annual general meeting of shareholders (the “Meeting”), to be held on Monday, August 7, 2023, at 5:00 PM Israel time (10:00 AM Eastern time) at the offices of Meitar | Law Offices, 16 Abba Hillel Silver Rd. Ramat Gan, Israel 5250608, or at any adjournments thereof.

Record Date; Shareholders Entitled to Vote

Only holders of Ordinary Shares and ADR holders of record at the close of business on Thursday July 6, 2023 (the “Record Date”), shall be entitled to receive notice of and to vote at the Meeting. At the close of business on June 28, 2023, the Company had 25,524,570 outstanding Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the Meeting.

Proxies

Whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, holders of Ordinary Shares and ADR holders who will not attend the Meeting in person are urged to vote with respect to proposals by means of a proxy card. Holders of Ordinary Shares must submit their proxies to the Company’s offices no later than four (4) hours prior to the Meeting (i.e., 1:00 PM (Israel time) on Monday, August 7, 2023). ADR holders should return their proxies by the date set forth on the form of proxy. Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

The Proxy Statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter was furnished to the Commission under cover of Form 6-K and is available on the Commission’s website at www.sec.gov. Such Proxy Statement will also be available on the Company’s website at www.medigus.com.

All shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a “FOR”, other than for Proposal No. 2.

Holders of Ordinary Shares and ADR holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company, in the case of holders of Ordinary Shares, or with the ADR depositary, in the case of holders of ADRs, a written notice of revocation or duly executed proxy bearing a later date.

Expenses and Solicitation

The Board is soliciting proxies for use at the Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to ADR holders on or about Wednesday, July 12, 2023. In addition to solicitation of proxies to ADR holders by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefor, may solicit proxies by telephone or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADRs.

Quorum

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, and who hold or represent shares holding in the aggregate at least ten percent (10%) of the voting rights in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Tuesday, August 8, 2023, at the same time and place. At the adjourned Meeting, if a quorum is not present within half an hour, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

Required Vote and Voting Procedures

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter.

Proposal No. 2 is subject to the fulfillment of one of the following additional voting requirements:

(i)	the majority of the shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or

(ii)	the total number of shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A controlling shareholder shall also include, for the purpose of Proposal No. 2, a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of shares of a company.

If you do not state whether you are a controlling shareholder or have personal interest with respect to Proposal No. 2, your shares will not be voted for Proposal No. 2.

In connection with Proposal No. 2, solely with respect to the Chief Executive Officer and the Chief Financial Officer, the Companies Law allows our Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the company’s compensation committee, and thereafter its Board, each determines to approve it, based on detailed arguments that the proposed resolutions are in the best interests of the Company despite the opposition of the shareholders, and after having reconsidered the matters.

The lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

Meeting Agenda

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the meeting may submit to the Company a proposed additional agenda item for the meeting, to the Company’s offices at 10 Hanechoshet, Tel-Aviv 6971072, Israel, Attention: Ms. Tali Dinar, Chief Financial Officer, facsimile number 972-8-8541442, e-mail address: tali.dinar@medigus.com no later than Friday, July 7, 2023. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Friday, July 14, 2023 which will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with Ms. Tali Dinar (Tel: +972-3-6899124).

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2022, please see Item 6 B. of our Annual Report for the year ended December 31, 2022, filed on Form 20-F with the Commission on May 3, 2023, and accessible through the Commission’s website at www.sec.gov.

DIRECTOR INDEPENDENCE

Our Board has determined that each of our directors satisfies the independent director requirements under the Nasdaq corporate governance requirements. As such, the Board is solely comprised of independent directors as such term is defined in the Nasdaq Rules.

Our Board has further determined that each member of our audit committee is independent as such term is defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and that each member of our audit committee and compensation committee satisfies the additional requirements applicable under the Nasdaq Rules to members of audit committees and compensation committees, respectively.

BOARD DIVERSITY (AS OF June 30, 2023)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	4
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	2

PROPOSAL NO. 1

APPROVAL OF THE RE-ELECTION OF MR. ELI COHEN AS A DIRECTOR OF THE COMPANY

At the Meeting, shareholders will be asked to approve the re-election of Mr. Eli Cohen as a director of the Company to hold office until the close of the annual general meeting to be held in 2026.

Herein below are details on Mr. Eli Cohen, standing for re-election:

Eli Cohen has been serving as a member of our Board since September 2018. Mr. Cohen is an independent lawyer working out of a self-owned firm. He serves as chairman of Univo Pharmaceuticals Ltd., as director of Europe Hagag Ltd., and has previously served as director of Hagag Group Ltd., Multimatrixs Ltd., Matrat Mizug Ltd. and User Trend-M Ltd. Mr. Cohen also serves as a director of several private companies. Mr. Cohen holds an economics degree, an LL.B. and an LL.M. in Commercial Law from Tel-Aviv University, as well as an MBA from the Northwestern University and Tel-Aviv University joint program.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the re-election of Mr. Eli Cohen as a director of the Company to hold office until the close of the annual general meeting to be held in 2026, or his earlier resignation or removal, as applicable.”

The Board recommends shareholders vote

“FOR” Proposal No. 1

PROPOSAL NO. 2

APPROVAL OF RESTRICTED SHARE UNIT GRANT TO THE COMPANY’S CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER AND DIRECTORS

At the meeting shareholders will be asked to approve a grant of RSUs to our CEO, Mr. Liron Carmel, to our CFO, Ms. Tali Dinar and to our directors.

Pursuant to our Compensation Policy, it is our philosophy to provide fair and reasonable compensation to our officers and directors, taking into account, among others, our business environment, size and nature of operations.

Accordingly, at the Meeting, shareholders will be asked to approve a grant of 83,224 RSUs to our CEO, a grant of 33,290 RSUs to our CFO, a grant of 23,118 RSUs to Mr. Eli Cohen, a grant of 83,224 RSUs to Mr. Eli Yoresh, a grant of 18,494 RSUs to Mr. Ronen Rosenbloom and a grant of 18,494 RSUs to Ms. Kineret Tzedef in accordance with the following terms: (i) the RSUs shall vest over a period of three (3) years commencing on January 1, 2023, with 1/12 of such RSUs vesting at the end of each subsequent three-month period following the grant, (ii) the RSU grants shall be in accordance and pursuant to Section 102 of the Income Tax Ordinance [New Version], and (iii) the RSUs shall be accelerated upon the closing of a material transaction, resulting in change of control of the Company.

Under the Companies Law, the terms of service of the chief executive officer and directors of a public company require the approval of the compensation committee, board of directors and shareholders (in that order). Further, since this Proposal No. 2 with respect to the grant to the CFO exceeds the limitations of our currently effective compensation policy, the grant to our CFO is therefore also subject to the approval of shareholders.

In connection with Proposal No. 2, solely with respect to the CEO and the CFO, the Companies Law allows our Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the company’s compensation committee, and thereafter its Board, each determines to approve it, based on detailed arguments that the proposed resolutions are in the best interests of the Company despite the opposition of the shareholders, and after having reconsidered the matters.

The proposed RSU grants were approved by our compensation committee and the Board, who took into account that previously granted options do not currently serve the Company’s objective of maintaining our officers’ and directors’ equity interest in our Company, which encourages long-term retention of officers and directors, and constitutes compensation that relates to a continuing contribution to our Company over the long term.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the grant of restricted share units to each of Mr. Liron Carmel, Ms. Tali Dinar, Mr. Eli Cohen, Mr. Eli Yoresh Mr. Ronen Rosenbloom and Ms. Kineret Tzedef, as detailed in the Proxy Statement, dated June 30, 2023.”

The Board recommends shareholders vote

“FOR” Proposal No. 2

PROPOSAL NO. 3

APPROVAL OF THE REAPPOINTMENT OF AUDITORS

At the Meeting, following the approval of our audit committee and Board, shareholders will be asked to approve the re-appointment of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent auditors for the year ending December 31, 2023, and to serve until the annual general meeting of shareholders to be held in 2024. Brightman Almagor Zohar & Co. has no relationship with the Company or with any affiliate of the Company except as auditors.

Under the Companies Law and our Articles of Association, the shareholders of the Company are authorized to appoint the Company’s independent auditors. In addition, under our Articles of Association, the Board is authorized to determine the independent auditor’s remuneration. The Listing Rules of the Nasdaq Stock Market require that the Company’s audit committee approve the reappointment and remuneration of the independent auditor.

For information regarding the total compensation that was paid by the Company and its subsidiaries to its independent auditors, please see Item 16C of our Annual Report for the year ended December 31, 2022, filed on Form 20-F with the Commission on May 3, 2023, and accessible through the Commission’s website at www.sec.gov.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the appointment of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent auditors for the year ending December 31, 2023, and its service until the next annual general meeting of shareholders to be held in 2024.”

The Board recommends shareholders vote

“FOR” Proposal No. 3

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors,

Eliyahu Yoresh
Chairman of the Board of Directors of the Company

Dated: June 30, 2023